Exhibit 97.1

SOUTHLAND HOLDINGS, INC. CLAWBACK POLICY

The Board of Directors (the “Board”) of Southland Holdings, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to adopt this policy, which provides for the recoupment of certain executive compensation in the event of an accounting restatement (as defined herein) resulting from material noncompliance with financial reporting requirements under the federal securities laws.

This policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee of the Board. Any determinations made by the Board shall be final and binding on all affected individuals.

The Company shall recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “accounting restatement”). The Board will determine, in its sole discretion, the method for recouping incentive-based compensation hereunder.

This policy applies to all incentive-based compensation received by a person:

1)	after beginning service as an executive officer;
2)	who served as an executive officer at any time during the performance period for that incentive-based compensation;
3)	while the Company has a class of securities listed on a national securities exchange or a national securities association; and
4)	during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement; provided that this policy also applies to any transition period that results from a change in the Company’s fiscal year within or immediately following the three completed fiscal year period; provided further that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year; provided further that this policy will only apply to incentive-based compensation received on or after October 2, 2023.

Incentive-based compensation is deemed received in the Company’s fiscal year during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

For purposes of determining the relevant recovery period, the date that the Company is required to prepare an accounting restatement is the earlier to occur of:

1)	the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if board action is not required, conclude, or reasonably should have concluded, that the Company is required to prepare an accounting restatement; or
2)	the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.

Exhibit 97.1

The amount of incentive-based compensation that is subject to recovery under this policy (“erroneously awarded compensation”) is the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts. The amount of incentive-based compensation that is subject to recovery will be computed without regard to any taxes paid. For incentive-based compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

1)	the amount will be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received; and
2)	the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange American.

The Company shall recover erroneously awarded compensation in accordance with this policy, except to the extent that any of the following conditions are met and the Company’s Compensation Committee (or, if there is no Compensation Committee at such time, a majority of the independent directors serving on the Board) has made a determination that recovery would be impracticable:

1)	the direct expense paid to a third party to assist in enforcing this policy would exceed the amount to be recovered; provided, that before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide such documentation to the New York Stock Exchange American;
2)	recovery would violate home country law where that law was adopted prior to November 28, 2022; provided, that before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to the New York Stock Exchange American, that recovery would result in such a violation and provide such opinion to the New York Stock Exchange American; or
3)	recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

The Company shall not indemnify any executive officer or former executive officer against the loss of erroneously awarded compensation.

For purposes of this policy, the following terms have the definitions set forth below:

“Executive officer” means (a) all executive officers as that term is defined in 17 CFR 229.401(b); and (b) the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company; provided, however, that the term “policy-making function” is not intended to include policy-making functions that are not significant. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company.

“Financial reporting measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

“Incentive-based compensation” means compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure.

Exhibit 97.1

This policy is not intended to limit the Company’s ability to pursue other means to recover damages resulting from wrongdoing. The Company retains all rights it may have under applicable law.

This policy may be amended from time to time in the Company’s sole discretion.

The Board intends that this policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement or similar agreement with an executive officer entered into on or after October 2, 2023 shall, as a condition to the grant of any benefit thereunder, require the executive officer to agree to abide by the terms of this policy. In the event of any inconsistency between the terms of the policy and the terms of any employment agreement, equity award agreement, or similar agreement under which incentive-based compensation has been granted, awarded, earned or paid to an executive officer, whether or not deferred, the terms of the policy shall govern.

This policy shall be binding and enforceable against all executive officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

This policy shall be interpreted to comply with the applicable securities laws, including the requirements of (1) Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”); (2) Rule 10D-1 under the Exchange Act; and (3) Section 811 of the NYSE American LLC Company Guide. To the extent this policy is in any manner deemed inconsistent with such requirements, this policy shall be treated as retroactively amended to be compliant with such requirements.

Approved and Adopted: November 9, 2023